[redacted]

08006255

MANNHEIMER SWARTLING

File No. 82-04683

Securities and Exchange Commission
Office of International Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Mailstop Room #3628

PROCESSED
DEC 1 8 2008
THOMSON REUTERS

November 27, 2008

Re: Castellum AB (publ)
Exemption Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

On behalf of Castellum AB (publ), a corporation organized under the laws of Sweden (the "Company"), we hereby furnish this letter to the Securities and Exchange Commission (the "Commission") in order to inform the Commission that the Company will no longer claim exemption from the registration requirements of Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act. The Company has exemption number 82-04683 (see enclosed copy of exemption). The Company has provided us with and has authorized us to make on its behalf, the following factual representations.

Shares of the Company have been listed on the OMX Nordic Exchange (Stockholm), large cap, since 1997. No shares of the Company are listed for trading on any U.S. national securities exchange and none of the shares are registered under Section 12 of the Securities Exchange Act of 1934. All shareholders of the Company are registered through VPC AB ("VPC"), a central securities depository and clearinghouse for Swedish securities. Under the VPC system, publicly traded shares in a Swedish company cannot be held in certificated form by individuals, but rather are held via a Swedish nominee or by shareholders operating their own VPC account in Sweden. The VPC register will show the names and addresses of all nominees and individuals who are registered directly with VPC; however, only shareholders operating their own VPC account can be identified from the

register. Names and addresses of the ultimate investors who own such shares through Swedish nominees are not included in the VPC system, but information on such investors can be obtained by VPC from the Swedish nominees. Individuals holding shares in a non-Swedish nominee account cannot be identified at any time by the Company.

To the Company's knowledge, as of October 31, 2008, there were 100 shareholders of the Company with registered addresses in the United States. The preceding information is based upon the Company's review of the VPC register and a further review of holders of the shares of the Company with U.S. addresses who hold such shares through Swedish nominees with accounts at VPC (to the extent such holders and addresses are disclosed by such Swedish nominees). The Company estimates that in total there are approximately 200 U.S. shareholders (including shareholders who hold their shares through non-Swedish nominees).

If you have any questions or comments, please contact the undersigned at (212) 682-0580.

Very truly yours,

Maria Tufvesson Shuck

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE CO[illegible]
WASHINGTON, D.C. 205[illegible]

Official Business
Penalty for Private Use, $30[illegible]
Return After Five Days

UNITED STATES POSTAGE
PITNEY BOWES
02 1A $ 00.28[0]
0004361415 MAY 10 2007
MAILED FROM ZIP CODE 20001

Mr. Stephen P. Farrell
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060

ISSUER	FILE NO.
Castellum AB	82-04683

May 9, 2007

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

END